February 17, 2009

DELIVERED VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Autorité des marchés financiers

Dear Sirs:

Re:	TransGlobe Energy Corporation (the "Company" or the "filer") – Final Short Form Prospectus dated
February 17, 2009 (the "Prospectus")

We refer to the final short form prospectus dated February 17, 2009 (the "Prospectus") of the Company relating to the offering of 5,798,000 Common Shares of the Company.

We hereby consent to the references to our firm name on the cover page and under the headings "Eligibility for Investment" and "Interest of Experts" in the Prospectus and to the use of our opinion on the cover page and under the heading "Eligibility for Investment" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinions referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is provided solely for the purpose of assisting you in discharging your responsibilities in connection with the transaction described above and may not be used or relied upon by any other parties or for any other purpose.

Yours truly,

(signed) "Burnet, Duckworth & Palmer LLP"